UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This form 6-K is incorporated by reference into the Company registration statements on Form S-8 (Registration Nos. 333-255635 and 333-266333).

Bioceres Crop Solutions Corp. holds its 2022 Annual Shareholders’ Meeting

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) (“Bioceres,” the “Company,” “we,” “us” or “our”) held its 2022 Annual Shareholders’ Meeting (the “Meeting”) on October 27, 2022, at the Company’s legal counsel’s office in New York, NY and virtually. At the Meeting, the Company’s shareholders voted on three proposals as set forth below, each of which is described in the proxy statement filed by the Company with the U.S. Securities and Exchange Commission on September 30, 2022. Each of the three proposals were approved at the Meeting by a simple majority of the shareholders who voted at the Meeting (either in person or by proxy).

1.           Approval of the report of the Board of Directors of the Company, the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2022 and the Company’s consolidated financial statements for the fiscal year ended June 30, 2022.

2.           Appointment of the eight following persons to serve as directors of the Company, each to hold office until the 2023 annual general meeting of the Company or until their respective successors are duly appointed and qualified: (i) Federico Trucco; (ii) Gloria Montaron Estrada; (iii) Enrique Lopez Lecube; (iv)Natalia Zang; (v) Ari Freisinger; (vi) Maria Baccarelli; (vii) Keith McGovern and (viii) Yogesh Mago

3.           Ratification of the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company.

On November 2, 2022, Maria Baccarelli resigned from the board of directors of Bioceres. Ms. Baccarelli’s decision to resign did not arise or result from any disagreement with the board of directors of Bioceres or Bioceres on any matter relating to Bioceres’ operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: November 2, 2022	By:	/s/Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer